SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

We refer to CVM letter no. GAE/CAEM 1.874 -09, as of August 10, 2009, requesting clarifications about the article published in the newspaper Folha de São Paulo, as of August 8, 2009, which, according to said letter, includes the following information:

  “this company expects a 51% increase in steel products sales in 2H09 when compared to 1H09 (it expects to sell approximately 1.2 million tonnes of steel products in the current quarter and a similar volume in the last three months of 2009)”;
  “it is expected iron ore sales to reach 25 million tonnes in 2009, against 18.2 million tonnes in 2008 and, for 2010, the expectation is raising sales in 40%”.

In this regard, we clarify that information on the Company’s expectations related to the growth of steel products and iron ore sales in the second half of 2009 was released in the Company’s conference call for the presentation of 2Q09 Results, held on August 7, 2009.

The audio of said conference call is available on the CSN’s Investor Relations website, under the title “2Q09 Webcast – 2Q09 Earnings Conference Call”.

Moreover, the slide presentation to follow said conference call is also available on CSN’s Investor Relations website, as well as on the Brazilian Securities and Exchange Commission (CVM)’s website.

For further information, please contact CSN’s IR area.

Rio de Janeiro, Brazil, August 11, 2009

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.